Exhibit 21.1

NATIONAL ART EXCHANGE, INC.

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiaries	Jurisdiction of Incorporation or Organization

Superior Treasure Global, Ltd.	British Virgin Islands

Treasure Artwork Co. Ltd.	Hong Kong

Superior Treasure Enterprise Management Consulting (Guangzhou) Co., Ltd.	People’s Republic of China

Guangdong Cang Bao Tian Xia Art Co. Ltd. (through VIE Agreements)	People’s Republic of China